DUNDEE CORPORATION STOCK SYMBOL CHANGE

FOR IMMEDIATE RELEASE

TORONTO, ONTARIO – (CCNMatthews – November 21, 2006)

Dundee Corporation (TSX: DBC.A, DBC.PR.A and DBC.DB) announces that effective with the start of trading on the Toronto Stock Exchange tomorrow the stock symbols for the following securities will be changed:

Type of Security	Current Stock Symbol	New Stock Symbol
class A subordinate voting shares	DBC.A	DC.A
5.00% cumulative redeemable first preference shares, series 1	DBC.PR.A	DC.PR.A
5.85% exchangeable unsecured subordinated debentures	DBC.DB	DC.DB

Dundee Corporation is primarily a holding company dedicated to wealth management, real estate and resources.  Its domestic financial service activities are carried out through its 61% owned subsidiary, Dundee Wealth Management Inc., a company with $54.1 billion in assets under management and administration.  Dundee Corporation's real estate activities are conducted through its approximate 78% owned subsidiary, Dundee Realty Corporation which operates a land and housing business in Canada and the United States.  Real estate activities also include an approximate 25% interest in Dundee REIT, a Canadian real estate investment trust, which owns a diversified portfolio of high quality office and industrial properties across Canada.  Resource activities are carried out through its wholly owned subsidiary Dundee Resources Limited.

CONTACT INFORMATION

Dundee Corporation

Dundee Corporation

Ned Goodman

Joanne Ferstman

President and

Executive Vice President and

Chief Executive Officer

Chief Financial Officer

(416) 365-5665

(416) 365-5010